FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Composition of the Board of Directors, Supervisory Committee, Audit Committee and Appointment of External Auditors

NORTEL INVERSORA S.A.

FISCAL YEAR 2008

President: Franco Alfredo Agustín Pablo Livini

Vice-President: Ricardo Alberto Ferreiro.

Regular Directors: Enrique Llerena, Eduardo Federico Bauer, Claudio Néstor Medone, and Javier Errecondo (Preferred A).

Alternate Directors: Jorge Luis Pérez Alati, Jorge Alberto Firpo, Pablo Ginnetty, Horacio Walter Bauer, Luis Pérez Cassini and Saturnino Jorge Funes (Preferred A).

SUPERVISORY COMMITTEE

Members: Diego Martín Garrido, Diego M. Serrano Redonnet and Gerardo Prieto.

Alternates: Guillermo Eduardo Quiñoa and Guillermo Feldberg.

EXTERNAL AUDITORS

Price Waterhouse & Co SRL.

Regular Auditor: Juan Carlos Grassi

Alternate Auditor: Carlos Néstor Martínez

AUDIT COMMITTEE

Enrique Llerena

Claudio Néstor Medone

Ricardo Alberto Ferreiro

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 16, 2008	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager